NEWS RELEASE

Lithium Argentina Reports Fourth Quarter and Full Year 2024 Results

Exhibit 99.3

March 17, 2025 – Zug, Switzerland: Lithium Argentina AG (“Lithium Argentina” or the “Company”) (TSX: LAR) (NYSE: LAR) today announced its fourth quarter and full year 2024 results. Unless otherwise stated, results are presented in United States dollars on a 100% basis.

Sam Pigott, Lithium Argentina’s President and CEO, commented:

Operationally, 2024 was a standout year for the Company, and I am extremely pleased with the results of our team, together with our partner Ganfeng. Less than 12 months after the chemical plant’s completion, Cauchari-Olaroz became the largest lithium carbonate operation in Argentina. In December, the operation surpassed 90% capacity utilization, demonstrating the long-term performance potential of the operation and execution of the team.

Additionally, we were able to substantially de-risk the operation’s balance sheet. Project-level debt was reduced from $350 million at the start of last year to $210 million on a 100% basis. Supported by Ganfeng’s access to low-cost capital, we secured longer-term debt facilities with international banks at competitive rates with extended maturities.

For 2025, our focus is on optimizing the operation further with initiatives aimed at improving quality and better position the business for years to come. A key priority is the integration of new processing technologies developed by Ganfeng, including a solvent extraction DLE process that leverages our higher-quality brine resources and solar evaporation process. We plan to integrate this technology using our Stage 1 facilities and a commercial-scale 5,000 tpa demonstration plant, which is expected to begin commissioning later this year.

While our primary focus remains on Stage 1, we look forward to detailing our longer-term growth plans for Stage 2 and regional development in Salta. We will continue to collaborate with our partner to develop these projects utilizing new processing technologies to improve cost efficiencies while leveraging the expertise of operational team in Argentina.

Positive momentum in Argentina, strong long-term market fundamentals and smart strategic investments today, will position us well as we pursue new technology to enhance production and efficiency and complete enhanced studies all in an effort to leverage growth opportunities in partnership with Ganfeng in Argentina.

Highlights

Cauchari-Olaroz (information presented on a 100% basis, the Company’s economic interest is 44.8%)

•
Lithium Production: Lithium carbonate production totaled 25,400 tonnes in 2024, exceeding the high-end of production guidance1.
o
Fourth quarter lithium carbonate production was 8,500 tonnes, representing a 25% increase compared to the previous quarter, and achieved 85% of design capacity.
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2025 Guidance: For 2025, lithium carbonate production is guided to be between 30,000 – 35,000 tonnes.
o
Lithium production is expected to be higher during the second half of 2025 reflecting planned shutdowns scheduled during the first half of the year, designed to increase recoveries in the chemical process and reduce costs.

1 The Company provided 2024 annual production guidance of 20,000-25,000 metric tonnes.

NEWS RELEASE

Lithium Argentina Reports Fourth Quarter and Full Year 2024 Results

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Operating Costs: Cost of sales in 2024 was $178 million with cash operating costs2 of $7,130 per tonne of lithium carbonate sold.
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Cost of sales during the fourth quarter of 2024 was $67 million and cash operating costs were $6,630 per tonne of lithium carbonate sold during the same period.
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For 2025, operating costs are expected to be similar to those in 2024 as the operation completes ongoing optimization efforts aimed at increasing recoveries and improving product quality.
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Sustaining capex2 for 2025 is expected to be approximately $600-$700 per tonne.
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Pricing: Revenue in 2024 was $198 million with average realized price3 of approximately $7,800 per tonne of lithium carbonate sold.
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At current market reference prices of approximately $10,400 per tonne for battery-quality lithium carbonate, the realized price is about $8,300 per tonne, reflecting the additional costs for processing, taxes and logistics.
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Following a review of product quality and pricing formula for 2025, the pricing adjustment to the battery-quality lithium carbonate reference prices was reduced to reflect improved product quality and market conditions.
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Technical Report: In January 2025, the Company filed an updated technical report for the 40,000 tonnes per annum (“tpa”) lithium carbonate plant (“Stage 1”), providing updated operational, cost and economic parameters for Cauchari-Olaroz4.
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The revised long-term cash operating cost estimate, based on current operating performance, is approximately $6,543 per tonne of lithium carbonate.
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The after-tax NPV(8%) for Stage 1 is estimated at $3.6 billion on a 100% basis, using long-term price forecast provided by an independent consulting firm.

Regional Growth / Cauchari-Olaroz Expansion

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Demonstration Plant: A 5,000 tpa demonstration plant on the solvent extraction (“SX”) process is being integrated into Stage 1. Once complete, we expect to confirm the new processing technology on a commercial scale to support future growth plans in Argentina.
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The demonstration plant utilizes advanced processing technologies developed by Ganfeng Lithium Co. Ltd. (“Ganfeng”) in China, including a solvent extraction-based direct lithium extraction (“DLE”) process.
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The new processing technologies are designed to leverage the solar evaporation process and high concentration brine resources to improve recoveries and reduce the processing requirements while minimizing fresh water and reagent consumption.
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In early March of 2025, the Province of Jujuy approved the permit modification to implement the demonstration plant with commissioning expected to begin by the end of 2025.
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Stage 2 Expansion: Cauchari-Olaroz is advancing an expansion plan considering an additional production capacity of 40,000 tpa of LCE (“Stage 2”).

2 Cash operating costs include all cash expenditures incurred at site in addition to Exar’s general and administrative costs and sales logistics to bring the product to port. Sustaining capex is the capital spending required to support delivery of the current mine plan. Cash operating cost per tonne and sustaining capex per tonne are non-GAAP financial measures and do not have standardized meanings under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to section titled “Non-IFRS and Other Financial Measures” below.

3 Average realized lithium price per tonne is defined as lithium revenue divided by total lithium tonnes sold.

4 See detailed scientific and technical information on the Cauchari-Olaroz Operation, including key assumptions, risks and parameters in the National Instrument 43-101 technical report entitled “NI 43-101 Technical Report – Operational Technical Report at the Cauchari-Olaroz Salars, Jujuy Province, Argentina” with an effective date of December 31, 2024, available on the Company’s SEDAR+ profile at www.sedarplus.ca.

NEWS RELEASE

Lithium Argentina Reports Fourth Quarter and Full Year 2024 Results

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Stage 2 is expected to utilize the existing Stage 1 infrastructure and solar evaporation process and include the new processing technologies.
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An application is being prepared for Stage 2 under the large investments’ incentive regime (RIGI) in Argentina.
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Regional Growth: The Company and Ganfeng continue to advance a regional development plan on the separate development-stage projects, including Ganfeng’s Pozuelos-Pastos Grandes and the jointly-owned Pastos Grandes (85% owned by Lithium Argentina) and Sal de la Puna (65% owned by Lithium Argentina), in the Province of Salta.
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Based on a phased development approach that utilizes solar evaporation and new processing technologies, the regional growth plan aims for a production capacity of up to 150,000 tpa of LCE.

Financial and Corporate

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In January 2025, the Company completed the Continuation from Canada to Switzerland.
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As part of the Continuation, the Company changed its name to Lithium Argentina AG and began trading on the TSX and NYSE under the new ticker symbol “LAR”.
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As of December 31, 2024, Lithium Argentina had $86 million in cash and cash equivalents with a $75 million undrawn credit facility with Ganfeng.
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As of December 31, 2024, Minera Exar S.A. (“Exar”) had, on a 100% basis, approximately $210 million of US dollar and US dollar-linked third-party debt at the official foreign exchange (“FX”) rate including:
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$50 million in bonds issued in Argentina with an approximate three-year maturity and an interest rate of 8.0%.
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$100 million in a bank debt facility with a three-year term, subject to regulatory approval for the full term.
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In early 2025, Exar secured an additional $150 million bank facility, which is expected to be finalized in Q2 2025.
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The new facility provides increased financial flexibility, at a lower cost of capital, and a three-year maturity, subject to regulatory approval.

FINANCIAL RESULTS

Selected consolidated financial information of the Company is presented as follows:

(in US$ million except per share information)	Years ended December 31,
	2024	2023
	$	$
Expenses	(10.1)	(21.2)
Net (loss)/income	(15.2)	1,288.3
(Loss)/income per share – basic	(0.09)	8.29
(Loss)/income per share – diluted	(0.09)	8.02

(in US$ million)	As at December 31, 2024	As at December 31, 2023
	$	$
Cash and cash equivalents	85.5	122.3
Total assets	1,131.2	1,055.0
Total liabilities	(240.3)	(226.1)

During the year ended December 31, 2024, the Company reported a net loss of $15.2 million, compared to a net income of $1,288.3 million in the prior year. This decline was primarily due to a $28.2 million share of loss from the Cauchari-Olaroz operation, including a derivative loss from foreign exchange revaluation, as well as lower gains from financial instruments, foreign exchange, and a one-time gain from discontinued operations in the prior year. The income from discontinued operations in 2023 was mainly attributed to the recognition of a gain on the distribution of assets during the spin-out of the North American assets of the Company. The decrease in net income was partially offset by a $10.7 million deferred tax recovery and lower exploration and administrative expenses.

This news release should be read in conjunction with Lithium Argentina’s consolidated financial statements and management's discussion and analysis for the year ended December 31, 2024, which are available on SEDAR+ and EDGAR. All amounts are in U.S. dollars unless otherwise indicated.

Cash Operating Costs and Total Cash Costs per Tonne

Lithium Argentina reports “Cash Operating Costs per tonne” and “Total Cash Costs per tonne” as key non-GAAP financial measures or ratios. These non-GAAP financial measures or ratios do not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. The most directly comparable IFRS measure is Cost of Sales. These metrics provide investors with insight into the Company's cost structure by excluding non-cash and non-operating items, thereby enabling better comparability of operating performance.

Cash Operating Cost (C1) includes all expenditures incurred at the site, such as brine management, lithium plant processing, site and provincial office overheads, and inventory adjustments. These costs also include project general and administrative costs and sales logistics costs. Total Cash Costs (C2) include all C1 costs, along with export duties (net of refunds) and provincial royalties. Tonnes are reported on a tonnes sold basis FOB Buenos Aires port. Exar covers the cost of transporting lithium carbonate to the port, while the delivery cost to the buyer's factory in China, along with processing and other costs are subtracted from the sales price.

Earnings Release:

Fourth Quarter and Full Year 2024

RECONCILIATION TO NON-GAAP MEASURES (Exar on a 100% basis)		Q4 2024	YTD 2024
In USD millions (unless stated otherwise)
Cost of sales	M$	67	178
(-) Depreciation and inventory net realizable value adjustments	M$	(11)	(12)
(+) General & administration and sales logistics	M$	6	15
C1: Cash Operating Costs	M$	62	180
(+) Selling costs, duties and royalties	M$	2	8
C2: Total Cash Costs	M$	65	188
Li2CO3 Shipments (dry base)	tns	9,383	25,304
C1 Total Cash Costs per tonne	M$/tn	6,630	7,131
C2 Total Cash Costs per tonne	M$/tn	6,881	7,413

Sustaining capital expenditures

Capital expenditures are classified into sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Sustaining capital expenditures are the capital spending required to support delivery of the current production plan. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer production life.

Management believes this to be a useful indicator of the purpose of capital expenditures. Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Average realized lithium price

Average realized lithium price per tonne is defined as lithium revenue divided by total lithium tonnes sold.

ABOUT LITHIUM ARGENTINA

Lithium Argentina is a producer of lithium carbonate for use primarily in lithium-ion batteries and electric vehicles. The Company, in partnership with Ganfeng, is operating the Cauchari-Olaroz lithium brine operation in Argentina and advancing development of additional lithium resources in the region. Lithium Argentina currently trades on the TSX and on the NYSE. The Company has its registered and head offices in Zug, Switzerland and operational headquarters in Buenos Aires, Argentina.

For further information contact:

Investor Relations

Telephone: +54-11-52630616

Email: Kelly.obrien@lithium-argentina.com

Website: www.lithium-argentina.com

Earnings Release:

Fourth Quarter and Full Year 2024

TECHNICAL INFORMATION

The Technical Information in this news release with respect to Cauchari-Olaroz, has been reviewed and approved by David Burga, P.Geo., a Qualified Person as defined by National Instrument 43-101 and Subpart 1300 of Regulation S-K and independent of the Company.

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Forward-looking information generally can be identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “propose,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this news release contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: 2025 financial and operating guidance, including expected production and expected costs per tonne for Cauchari-Olaroz; goals of the Company; development of Cauchari-Olaroz, including timing, progress, approach, continuity or change in plans, anticipated production and results thereof; optimization and expansion plans including planned use of DLE technologies and construction of demonstration plant; plans for additional production capacity and improved quality; plans for mineral resource updates and enhanced studies; Stage 2 plans and targeted production capacity; regional growth plans and targeted capacity; and timing of completion of additional bank facility for Exar.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information contained in this news release is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, including but not limited to those related to: current technological trends; a cordial business relationship between the Company and third party strategic and contractual partners, including the co-owners of the Cauchari-Olaroz operation; ability of the Company to fund, advance, develop and ramp up the Cauchari-Olaroz operation, the impacts of the operation when full production commences; ability of the Company to advance and develop the Pastos Grandes and Sal de la Puna projects; the Company’s ability to operate in a safe and effective manner; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Argentina; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry; general economic, geopolitical, and political conditions; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; regulatory, and political matters that may influence or be influenced by future events or conditions; local and global political and economic conditions; governmental and regulatory requirements and actions by governmental authorities, including changes in government policies; stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations; the impact of unknown financial contingencies, including litigation costs, on the Company’s operations; gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities; estimates of and unpredictable changes to the market prices for lithium products; development and ramp up costs for the Cauchari-Olaroz operation, and costs for any additional exploration work at the operation; uncertainties inherent to estimates of Mineral Resources and

Earnings Release:

Fourth Quarter and Full Year 2024

Mineral Reserves, including whether Mineral Resources not included in Mineral Reserves will be further developed into Mineral Reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities; discretion in the use of proceeds of certain financing activities; the Company’s ability to obtain additional financing on satisfactory terms or at all; the ability to develop and achieve production at any of the Company’s mineral exploration and development properties; the impacts of pandemics and geopolitical issues on the Company’s business; the impact of inflationary and other conditions on the Company’s business and global markets; and accuracy of development budget and construction estimates. Many of these expectations, assumptions, risk and uncertainties are beyond the Company’s control and could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information. The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors set out herein and, in the Company’s latest Annual Information Form (“AIF”), which will be updated by the Annual Report on Form 20-F(“20-F”), management information circular, management discussion & analysis and other publicly filed documents (collectively, the “Company Public Disclosure”) all of which are available on SEDAR+ and EDGAR.

All forward-looking information contained in this news release is expressly qualified by the risk factors set out in the latest Company Public Disclosures. Such risks include, but are not limited to the following: the Company’s mineral properties, or the mineral properties in which it has an interest, may not be developed or operate as planned and uncertainty of whether there will ever be production at the Company’s mineral exploration properties, or the properties in which it has an interest; cost overruns; risks associated with the Company’s ability to successfully secure adequate additional funding; market prices affecting the ability to develop or operate the Company's mineral properties and properties in which it has an interest; risks associated with co-ownership and/or joint venture arrangements; risks related to acquisitions, integration and dispositions; risk to the growth of lithium markets; lithium prices; inability to obtain required governmental permits and government-imposed limitations on operations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; risks arising from the outbreak of hostilities in Ukraine, Israel, the Middle East and other parts of the world and the international response, including but not limited to their impact on commodity markets, supply chains, equipment and construction; emerging and developing market risks; tariff wars; risks associated with not having production experience; operational risks; changes in government regulations; changes to environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters as plans continue to be refined; changes in legislation, governmental or community policy; regulatory risks with respect to strategic minerals; mining industry competition; market risk; volatility in global financial conditions; uncertainties associated with estimating Mineral Resources and Mineral Reserves, including uncertainties relating to the assumptions underlying Mineral Resource and Mineral Reserve estimates; whether certain Mineral Resources will ever be converted into Mineral Reserves; uncertainties with respect to estimates of operating costs and related economics for the Cauchari-Olaroz Project; uncertainties inherent to the results of technical and economic studies; risks in connection with the Company’s existing debt financing; risks related to investments in Argentine bonds and equities; opposition to development of the Company’s mineral properties; lack of brine management regulations; surface access risk; risks related to climate change; geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations;

Earnings Release:

Fourth Quarter and Full Year 2024

health and safety risks; risks related to the stability and inflation of the Argentine Peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current and any additional regulations on the Company’s operations; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company, or to the Company and its co-owners for any co-ownership interests; shareholder dilution; intellectual property risk; dependency on consultants and key personnel; payment of dividends; competition for, amongst other things, capital, undeveloped lands and skilled personnel; fluctuations in currency exchange and interest rates; regulatory risk, including as a result of the Company’s dual-exchange listing and increased costs thereof; conflicts of interest; Share price volatility; cybersecurity risks and threats. Such risk factors are not exhaustive. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this news release is expressly qualified in its entirety by this cautionary statement. Additional information about the above-noted assumptions, risks and uncertainties is contained in the Company Public Disclosures, which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Earnings Release:

Fourth Quarter and Full Year 2024